Exhibit 23.2

Consent of Independent Auditors

We consent to the incorporation by reference in Registration Statement (No. 333-269186) on Form N-2 of Saratoga Investment Corp. of our report dated May 6, 2024 with respect to the statements of assets and liabilities, including the schedules of investments, as of February 29, 2024 and February 28, 2023, and the related statements of operations, changes in net assets, and cash flows for the years ended February 29, 2024, February 28, 2023, and February 28, 2022, and the related notes to the financial statements of Saratoga Investment Corp. CLO 2013-1, Ltd. included in this Annual Report (Form 10-K) of Saratoga Investment Corp. for the year ended February 29, 2024.

/s/ CohnReznick LLP

Parsippany, New Jersey

May 6, 2024